AGREEMENT TO IMPLEMENT EDUCATIONAL PROGRAM IN CHINA
(General MBA)

THIS AGREEMENT is entered as of this 1st day of June, 2004, between CITY UNIVERSITY, having its principal place of business at 11900 NE First Street, Bellevue, Washington 98005, USA ("CU"), and CIBT SCHOOL OF BUSINESS AND TECHNOLOGY CORP. ("CIBT"), having its principal place of business at Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7, Canada, and CIBT School of Business, a Chinese company having it's principal place of business at 100 Ping Le Yuan Chao Yung District, Beijing 100022, People's Republic of China ("CIBT Sub"),based on the following premises:

A. CU is a private, non-profit educational institution incorporated in the State of Washington, United States of America, exempt from United States federal income taxation under section 501(c)(3) of the Internal Revenue Code and is accredited by the Northwest Commission on Colleges and Universities ("NWCCU"), an institutional accrediting body recognized by the Council for Higher Education Accreditation.

B. CIBT is a Canadian company incorporated in Vancouver, British Columbia. CIBT through its wholly owned subsidiary CIBT Sub operates in Beijing in partnership with Beijing University of Technology ("BJUT").

C. This Agreement to Implement Educational Program shall be interpreted in accordance with CU's mission and goals and in conformity with CU's accreditation with NWCCU and in furtherance of CU's tax exempt purpose and it shall supersede and replace any and all prior agreements between the parties.

D. The Program (defined in Section 1.1 below) is and has been intended to be implemented and conducted in accordance with CU's educational mission and goals and the Program has not and will not be conducted in a manner solely designed to maximize profitability.

NOW, THEREFORE, in consideration of the mutual covenants and conditions in this Agreement, the parties agree as follows:

1. <u>The Program</u>.

1.1 <u>General</u>. CU will offer to students in Beijing, on the terms and conditions more fully set forth in this Agreement, courses of academic study leading to a Masters in Business Administration degree with emphasis in General Management, Marketing, Project Management, or Finance recognized by educational institutions and accrediting bodies in the United States (the "Program") approved in writing by CU in consultation with CIBT.

1.2 CIBT will provide from a permanent office in Beijing at BJUT, on the terms and conditions more fully set forth in this Agreement, administrative and marketing services to support the Program, including obtaining all governmental approvals required for the Program. Nothing contained in this Agreement shall limit CU from providing courses or other educational products and services outside of Beijing, and CU may enter into agreements with parties other than CIBT for such purposes. The Program will be subject to annual review by CU and CIBT. CU has the ultimate discretion and authority to establish and conduct all aspects of the Program as CU shall determine, including without limitation: administration; curriculum and

course content; admissions criteria, academic and graduation requirements and testing; scholastic and other student policies; orientation; and scope and availability of library resources. Subject to the foregoing, CU agrees to comply with local laws and regulations and to consult with CIBT as appropriate. Upon written consent of both parties, additional partners in different cities may be considered for the offering of the Program, subject to regulatory requirements in China and the USA.

1.3 Curricula. CU shall establish the courses to be offered in the Program in consultation with CIBT, the value and level of credit, and the requirements for academic degrees, in accordance with CU's accreditation requirements. Upon reasonable notice and consultation with CIBT, CU may change the courses included in the Program, any ordering of courses within the Program, value or credit for any course, or the length of the anticipated course of study.

1.4 Awarding of Degrees. CU shall confer degrees and award diplomas to all students enrolled in the Program ("Program Students") who successfully complete all CU requirements for attainment of such degrees.

1.5 Course Materials and Library Access. CU shall have sole authority to identify or otherwise designate textbooks and other materials for all courses in the Program ("Course Materials"). CIBT shall provide the Course Materials for sale or otherwise make Course Materials accessible by Students enrolled in the Program ("Program Students"). CU shall provide all Program Students and faculty employed in the Program ("Program Faculty") with access at no additional charge to CU's on-line library databases for their use in connection with the Program, subject to CU's policies and procedures respecting such use. CU shall provide CIBT tutors with one complimentary copy of each textbook to be used in his/her course. CU shall provide CIBT with one complimentary copy of the textbook(s) to be used in MBA courses.

1.6 Faculty and Administrative Staff. All decisions relating to Program Faculty, whether regarding qualifications and credentials, hiring, courses taught, performance evaluations, discipline, termination, compensation or other matters, shall be made by or subject to the approval of CU. The Program Faculty shall be accountable to the CU representative for academic affairs. Except for the 4 Transfer Courses (see section 1.13 below), CU Faculty shall conduct for each course a 20-hour seminar/workshop in Beijing, establish communications linkages, summarize course objectives and major concepts, provide guidelines and procedures to tutors and successful homework completion, and establish parameters for final exam development, delivery, proctoring and grading. CIBT shall hire its administrative staff and shall require English proficiency for administrative staff that have personal contact with Program Students. CIBT shall, at its own expense and when mutually convenient, send at least one CIBT member to Bellevue, Washington to receive CU's two-day training session in advising and enrollment procedures. The session may be held in Beijing with instruction by CU's representative for academic affairs.

1.7 Student Evaluations. Program Faculty shall provide grades and evaluations of progress of Program Students in accordance with policies and procedures, as published by CU from time to time.

1.8 Academic Credits and Records. All college-level academic credits earned in the Program shall be applicable to degree programs at CU. CU shall maintain official records of academic credit earned in the Program. Official transcripts of credits earned in the Program shall be issued by CU.

1.9 Tutors and Proctors. CIBT shall retain tutors, subject to approval by CU, who must be fluent in English and understand the common language of the student group, and have at least a Master's degree

and otherwise be academically qualified. CIBT shall ensure that tutors provide at least 10 hours of tutorial assistance per student and submit their portions of the students' grades within one week following the last session of the course directly to the Program Faculty teaching the course. CIBT shall provide proctors acceptable to CU for proctoring final examinations.

1.10 Programs Not Included. The Program does not include, and this Agreement does not cover, any program other than that specifically described in Section 1.1. For avoidance of doubt, this Agreement does not cover any program offered by CU to The Boeing Company or its business partners, which is governed by a separate agreement between CU and CIBT.

1.11 Use of BJUT Resources. In fulfilling the obligations under this Agreement, CIBT in consultation with CU shall utilize the resources of BJUT.

1.12 CIBT Activities with Program Students. CIBT shall, as part of its administrative and marketing support, have regular review and contacts with Program Students:

(a) to provide full orientation as to what is required for the Program, to answer any procedural questions the student might have, and to confirm that the student has all instructional materials required and that the student knows who his or her instructor is and how to make contact with his or her instructor,

(b) to see that the students are making normal progress regarding course requirements and to answer procedural questions, and

(c) to assess the student's CU program experience, and to assist the students with preparation for success in the next course.

1.13 Transfer Courses. Of the 15 courses required for the CU MBA Program, CU will accept the transfer of the 4 courses approved by CU to be offered by BJUT (the "Transfer Courses"), provided that CU has determined that the Transfer Courses and faculty teaching Transfer Courses satisfy the requirements set forth in this Agreement, NWCCU guidelines and CU policies and procedures, and such approval may be revoked at any time that CU cannot determine that requirements are being met. Said courses will use the corresponding CU syllabi as the syllabi on record. CIBT shall provide to CU such information concerning the Transfer Courses and faculty teaching the Transfer Courses as CU may reasonably require from time to time.

2. Admissions, Recruitment, Orientation and Counseling.

2.1 Admission Requirements. CIBT shall ensure that all Program Students meet CU's standard admission requirements and procedures for international students (including, without limitation, English proficiency requirements). Program Students may apply for special admissions consideration on the same basis as an applicant to other CU programs. Neither CIBT nor CU will permit prospective Program Students to take courses in the Program until an admission application is approved by CU.

2.2 Recruitment. CIBT will have primary responsibility for recruiting students to and promoting the Program. CIBT shall prepare a written plan for advertising and promotion of the Program with the assistance and participation of CU. CU shall provide marketing materials for education fairs, program promotion and marketing activities in the People's Republic of China. All oral or written communications with respect to the Program shall: (a) be truthful and avoid leaving any false, misleading or exaggerated

impressions with respect to CU, CIBT, the Program, its personnel, courses and services, or the occupational opportunities for graduates of the Program; (b) clearly indicate that education, not employment, is being offered; and (c) if U.S. accreditation is mentioned, fairly and accurately explain the role and purpose of such accreditation. All advertising materials referencing the Program directly, or indirectly, must be submitted to and approved in writing by the CU representative for academic affairs before being used. CIBT shall bear all costs of advertising, marketing activities and promotion. CU shall host a reception and Boeing tour each year for program graduates who attend commencement in Seattle, Washington. CU will have no obligation to offer the Program to a student unless CIBT has placed that student in a "cluster group" with a minimum of twenty five (25) students and a maximum of forty (40) students, as well as a minimum of two courses per quarter.

2.3 Orientation and Counseling. At least annually, CU personnel shall provide student and faculty orientation sessions accessible from Program facilities in the People's Republic of China. CU shall provide Program Students with student counseling assistance commensurate with counseling provided to other CU students.

3. Registration, Tuition and Fees.

3.1 Registration. Once accepted for enrollment in the Program, CU shall register Program Students for classes in accordance with CU policies and procedures.

3.2 Tuition and Fees. All tuition, fees and other costs shall be established by CU in consultation with CIBT, taking into account the costs of CU and CIBT in conducting the Program and economic conditions in the People's Republic of China. All registration, tuition and other fees for the Program shall be collected by CIBT from the Program Students, and CIBT shall remit the appropriate amount in accordance to the terms of this Agreement to CU in United States dollars, subject to Section 5.2 below. Program tuition and fees for the 2005-2006 academic year are listed in **Schedule 3.2** which the parties shall update annually. CIBT agrees to be financially responsible for the costs incurred by CU professors for travel to and in China, as more fully set forth in Schedule 3.2.

3.3 Refunds and Cancellations. CU's policies and procedures with respect to refunds and cancellations are set forth in the CU Catalog, as may be amended and shall apply to all tuition and fees paid by Program Students.

4. Facilities.

4.1 Provision of Facilities. CIBT shall, at its sole cost and expense, identify, procure, develop and maintain facilities for the Program, including e-mail accounts, classroom, laboratory, library space and office space, sufficient for students, faculty and administrative staff, which shall meet CU accreditation requirements and shall be subject to CU approval. All such facilities must also be in compliance with all local laws and regulations.

4.2 Provision of Equipment. CIBT shall provide, at its sole cost and expense, all equipment and materials for use by Program Students, Program Faculty and administrative personnel.

4.3 Security. CIBT, at its sole cost and expense, shall be responsible for providing security and protection for persons and property at Program facilities.

4.4 Signage. CIBT shall provide, at its sole cost and expense, all signs used at or in connection with the Program. All such signage displaying the Licensed Marks (as hereafter defined) or CU's name shall be subject to the prior written approval of CU.

4.5 Insurance. CIBT shall, at its sole cost and expense, procure and maintain insurance against liability and property damage with policy limits and deductibles satisfactory to CU. All such policies of insurance shall meet applicable requirements under Chinese law.

5. Financial Arrangements.

5.1 Annual Financial Plan. The parties shall agree on an Annual Financial Plan each year. **Schedule 5.1** sets forth the Annual Financial Plan for the current period through **June of 2006.** The parties shall agree on a new Annual Financial Plan prior to the beginning of each academic year.

5.2 Reimbursements and Reconciliations.

5.2.1 Monthly Reports. For revenue tracking and verification purposes, CU and CIBT shall maintain independent records on all student enrollments and student contacts in Beijing. On or before the fifteenth (15) day of each month, CIBT shall provide to CU a report (the "Monthly Report") setting forth the names of all Program Students enrolled in classes starting the previous month, and the amounts of tuition and fees (and type of fees) collected from such students. The tuition fees collected net of refunds shall be the "Program Revenue."

5.2.2 Monthly Reimbursements of Program Revenue. By the last day of each month, CU shall provide CIBT with a Monthly Invoice ("Monthly Invoice") reflecting amount due to CU by CIBT for the previous month based on the Monthly Report provided by CIBT, including tuition and fees revenue, and reimbursements due by CIBT to CU as set forth in schedule 3.2 of this agreement. Upon receipt of CU Monthly Invoice, CIBT shall remit payment within 30 days to CU according to the terms of this Agreement as calculated per **Schedule 5.2.2**. In addition, the parties may agree in writing in advance to compensate the other party, upon submission of an invoice, for performance of duties, other than those assigned in this Agreement. CIBT shall not withhold or offset any other amount from the payments to CU for each Monthly Invoice. CU shall not be responsible for, and no deduction shall be made from payments of Monthly Invoices for, any taxes imposed by the People's Republic of China or any provincial or municipal body thereof.

5.2.3 Annual Reconciliation. Within thirty (30) days after the end of each academic year, the parties shall exchange documentation which supports all tuition and fees paid by Program Students and amounts due the parties pursuant to this Agreement.

6. Representations, Warranties and Covenants of CIBT.

CIBT represents, warrants and covenants to CU as follows:

6.1 Status and Authority. CIBT is duly organized Canadian company incorporated in Vancouver, British Columbia. CIBT Sub is authorized by the Beijing Education Commission of Beijing Municipal Government to operate English, technical business, information technology and computer courses in Beijing. CIBT operates in Beijing with BJUT. CIBT and CIBT Sub have the corporate power and authority to

carry on its business as currently conducted and to enter into and to perform its obligations under this Agreement. This Agreement constitutes the legal, valid and binding obligation of CIBT and CIBT Sub. The execution, delivery and performance by CIBT and CIBT Sub of this Agreement will not contravene any provisions of the organizational documents of CIBT and CIBT Sub and will not result in a breach of any material agreement to which CIBT and CIBT Sub are a party or any provision of law which is binding on CIBT and CIBT Sub. No consent by, approval or authorization of, or registration or qualification with any governmental authority is required for the execution, delivery or performance of this Agreement.

6.2 Adherence to CU Policies and Procedures. CIBT acknowledges and agrees that all aspects of the Program are to be conducted in strict adherence with CU policies and procedures and any exceptions as agreed to by CU for the Program.

6.3 Compliance with Accreditation and Applicable Law. CIBT shall not take or fail to take any action which would jeopardize CU's accreditation by NWCCU or its tax-exempt status for US federal income tax purposes, or would result in a violation of the laws of the United States of America or the People's Republic of China.

6.4 Intellectual Property. CIBT agrees to use all intellectual property provided by CU to CIBT in accordance with all licensing, copyright, and trademark agreements applicable to such property.

6.5 Maintenance of Records and Reporting. CIBT shall timely provide to CU such monthly reports and information as CU shall require with respect to: (a) the Annual Financial Plan; (b) financial statements related to CU programs; (c) compliance with accrediting and/or governmental authorities and requirements; and (d) performance of obligations under this Agreement.

6.6 Material Adverse Event or Change. There is no event, claim or condition known to CIBT that would have a material adverse effect on the Program, CU's accreditation or tax-exempt status, or CIBT's performance of its obligations under this Agreement. CIBT shall promptly notify CU upon the occurrence of any event or change in the business, assets or financial condition of CIBT or the Program that would have a material adverse effect on the Program, CU's accreditation or tax-exempt status, or CIBT's performance of its obligations under this Agreement.

6.7 Inspection and Audits.

(a) Physical Inspection. CU shall have the right, at any time during normal business hours, and without prior notice to CIBT, to inspect the Beijing facility and any other facilities and locations used for the Program. CIBT shall make the Beijing facility and any other facilities and locations used for the Program available and accessible for evaluation and inspection by CU and NWCCU at any time and shall fully cooperate with such evaluations and inspections.

(b) Financial Examination. CU shall have the right, during normal business hours, and with fifteen days prior notice to CIBT, to examine or audit, or cause to be examined or audited, the financial records and other books and records of the Program. CIBT shall fully cooperate with representatives of CU in such examination or audit. If any examination or audit discloses an understatement of tuition and/or fees and such understatement is accepted by CIBT, CIBT shall pay the understated amount to CU within 15 days after receipt of the examination or audit report.

6.8 Sub-Contracting. CIBT shall not sub-contract any obligations under this Agreement without the prior written consent of CU.

6.9 Changes. CIBT will immediately notify CU if the representations and warranties set forth above become untrue or inaccurate.

6.10 Taxes. CIBT shall be responsible for the payment of any and all taxes assessed by the People's Republic of China taxing authorities against or in connection with the Program, its operations, or tuition and fees payable by Program Students, and shall collect and remit any taxes as required by such authorities or, if applicable, obtain exemptions from taxation.

6.11 Enrollment Reports. CIBT shall provide CU with current and projected six (6) month enrollment reports each January and July. An annual review of actual versus projected enrollments will be held each July.

7. Representations, Warranties and Covenants of CU.

CU represents, warrants and covenants to CIBT as follows:

7.1 Status and Authority. CU is duly organized and validly existing not-for-profit educational institution, incorporated under the laws of the State of Washington, USA, and exempt from taxation under section 501(c)(3) of the United States Internal Revenue Code and is accredited as a university by the NWCCU. CU has the corporate power and authority to carry on its business as currently conducted and to enter into and to perform its obligations under this Agreement. This Agreement constitutes the legal, valid and binding obligation of CU enforceable against it in accordance with its terms. The execution, delivery and performance by CU of this Agreement will not contravene any provisions of the organizational documents of CU and will not result in a breach of any material agreement to which CU is a party or any provision of law which is binding on CU. No consent by, approval or authorization of, or registration or qualification with any governmental authority is required for the execution, delivery or performance of this Agreement.

7.2 Adherence to CU Policies and Procedures. CU shall conduct the Program and perform its obligations under this Agreement in accordance with CU policies and procedures.

7.3 Material Adverse Event or Change. There is no event, claim or condition known to CU that would have a material adverse effect on either of the Program, CU's accreditation or tax-exempt status, or CU's performance of its obligations under this Agreement. CU shall promptly notify CIBT upon the occurrence of any event or change in the business, assets or financial condition of CU or the Program that would have a material adverse effect on the Program, CU's accreditation or tax-exempt status, or CU's performance of its obligations under this Agreement.

7.4 Sub-contracting. CU shall not sub-contract any obligations under this Agreement without the prior written consent of CIBT.

7.5 Changes. CU will immediately notify CIBT if the representations and warranties set forth above become untrue or inaccurate.

8. Covenants.

8.1 Non-Solicitation and Non-Competition. During the term of this Agreement and any agreement renewing or amending this Agreement, and for one year from termination for any reason whatsoever:

8.1.1 Neither CU nor any subsidiary or affiliate thereof will directly or indirectly, own, manage, control, be employed by, perform services for, consult with, solicit business for, participate in, or be connected with the ownership, management, operation or control of any entity or business which provides services in Beijing materially similar to or competitive with those provided by the Program.

8.1.2 Neither CIBT nor any subsidiary or affiliate thereof will directly or indirectly, own, manage, control, be employed by, perform services for, consult with, solicit business for, participate in, or be connected with the ownership, management, operation or control of any entity or business which provides services in Beijing materially similar to or competitive with those provided by the Program.

In the event that CIBT identifies a potential program that may be viable for the Chinese market and such program has some characteristic similar to the Program ("Potential Program"), CIBT shall offer CU the right of first refusal to include the Potential Program in and be governed by this Agreement. CU will have four weeks to decide whether to move forward with the Potential Program under the terms of this Agreement. In the event that CU decides not to go ahead and CIBT selects a partner different than CU and goes forward with the Potential Program, if the Proposed Program is considered by CU to be competitive with the Program in Beijing in the year following the implementation of the Proposed Program, CU may terminate this Agreement at any time thereafter upon 60 days notice.

8.1.3 CU and CIBT ("Parties") mutually agree that neither CU or CIBT, nor any CU or CIBT subsidiary or affiliate, will (a) solicit, interfere with, or endeavor to cause any employee of CU or CIBT, to leave his or her employment, (b) induce or attempt to induce any employee or contractor to breach any agreement between such individual and CU or CIBT, (c) interfere with or attempt to induce any faculty member to sever that person's relationship with CU or CIBT or (d) call upon, compete for or solicit, any customers or students of CU or CIBT.

8.2 Confidential Information. Each party shall hold in confidence and not disclose to third parties or make commercial or other use of any Confidential Information received or acquired from the other party, without prior written permission. A recipient of Confidential Information may provide Confidential Information to its employees on a need to know basis provided such employees are bound to the same extent as the recipient. "Confidential Information" is to be construed broadly and means technical, confidential and/or proprietary information relating to the business of a party including, but not limited to, curricula, teaching methods, evaluation and testing methods, marketing plans, business methods, operating procedures, personnel information, student information, information regarding business partners, educational products, research results, and other non-public information.

8.3 Indemnification. Each party shall indemnify and hold the other party harmless from any and all claim, liability, damage, expense or loss (in any case, a "claim") caused by or arising from any breach of any representation, warranty or covenant of the indemnifying party or the performance of the indemnifying party's duties and obligations under this Agreement. Each party shall also indemnify the other party

against all claims in connection with, and shall assume full responsibility for, payment of all applicable taxes, fees or other assessments imposed by any governmental authority to which a party is subject. With respect to any claim for indemnification by or against CU that may adversely affect CU's tax-exempt status or accreditation, CU shall have the sole right to conduct the defense and settlement of such claim. For all other claims, the party seeking indemnity (the "indemnified party") shall notify the indemnifying party as soon as practicable after notice of any such claim, and the indemnifying party shall have the option to assume defense and settlement of such claim, provided that no settlement that involves any remedy other than the payment of money may be entered into by the indemnifying party with the consent of the indemnified party, which shall not be unreasonably withheld. Each party agrees that consequential damages for any breach of this Agreement shall not be available.

9. License.

For the term of the Program, CU grants CIBT a nonexclusive, nontransferable license to use those of CU's trademarks (whether or not registered), domain names, service marks, logos and other symbols identified on **Schedule 9** and as may be specified by CU ("Licensed Marks"), for the sole purpose of identifying CU with the Program and in advertising and marketing materials relating to the Program, subject to the following conditions:

9.1 Use of Marks. CIBT agrees to use and/or display the Licensed Marks only for the purpose of marketing and administering the Program, and solely in the manner prescribed by CU. CIBT agrees to use commercially reasonable efforts to protect the Licensed Marks within the People's Republic of China.

9.2 Domain Names. CU retains the sole right to create, operate, maintain, modify, or discontinue the use of Web sites using the Licensed Marks. CU has registered the following domain names: cityu.edu; city-u-online.com; city-u-online.net; city-university-online.com; city-university-online.net; cityu-online.biz; cityu-online.com; cityu-online.net; cityu-online.org; cityuniversityonline.biz; cityuonline.biz; cityuonline.com; cityuonline.org; cuol.biz. CIBT acknowledges that CU is the lawful and sole owner of all such domain names and agrees not to register as Internet domain names any of the Licensed Marks now or hereafter owned by CU or any other name or words that could be deemed confusingly similar.

9.3 No Rights to Marks. CIBT acknowledges and agrees that it has no interest whatsoever in or to the Licensed Marks, and that its right to use the Licensed Marks is derived solely from this Agreement. CIBT agrees that all usage of the Licensed Marks by CIBT and any goodwill established thereby exclusively benefits CU, and CIBT acknowledges that this Agreement does not confer any goodwill or any other interests in the Licensed Marks upon CIBT. CIBT shall not at any time contest the validity or ownership of any of the Licensed Marks or assist any other person in contesting the validity or ownership of any of the Licensed Marks.

9.4 Infringement. CIBT shall notify CU immediately in writing of any apparent infringement of or challenge to CIBT's use or CU's ownership or use of any Licensed Mark, or any claim by any person of any rights in or to any Licensed Mark or similar trade name, trademark, or service mark of which CIBT becomes aware. At CU's expense, CU shall have sole discretion to take such action as it deems appropriate, and the right to control any litigation, U.S. Patent and Trademark Office proceeding, or any other proceeding in any jurisdiction arising out of any infringement, challenge or claim relating to any Licensed Mark. CIBT agrees to execute all documents and render assistance as may, in the opinion of CU's counsel, be advisable to protect and maintain the interests of CU in any litigation, U.S. Patent and Trademark Office

proceeding, or any other proceeding in any jurisdiction to protect and maintain the interests of CU in and to the Licensed Marks.

9.5 Termination of License. If CU decides to modify or discontinue the use of any Licensed Mark, logo or other symbol, CIBT agrees to comply with such modification or discontinuance, at its own expense.

9.6 Teaching Materials. CU hereby licenses to CIBT at no cost, for the term of the Program and on a non-exclusive basis, the use of its teaching materials and curricula, solely for the purpose of enabling CIBT to deliver the 4 Transfer Courses to the Program Students.

10. Term and Termination.

This Agreement shall continue through completion of the later of the full course studies of Program Students enrolled in the Program and June 30, 2008 (the "Expiration Date"), unless earlier terminated as provided herein. The Program may be terminated as set forth below provided, however, that all provisions of this Agreement which by their nature and/or scope should survive termination, including, without limitation, those relating to confidentiality, proprietary rights, and indemnification obligations, shall survive.

10.1 Termination by Mutual Consent. This Agreement may be terminated by written consent of the parties.

10.2 Termination Based on Program Performance. Subject to the provisions of Section 11, if the financial performance of the Program results in an unanticipated loss or if the Program no longer meets the educational goals and objectives of CU or CIBT, either party may terminate this Agreement upon sixty (60) days written notice subject to the Teach Out provision.

10.3 Termination in Accordance with Accreditation Requirements. CU may terminate this Agreement upon twenty four (24) hours written notice if any act of CIBT or failure to act by CIBT jeopardizes CU's accreditation or tax-exempt status, or would result in a violation of the laws of the United States of America or the People's Republic of China. CIBT may terminate this Agreement upon twenty four (24) hours written notice if any act of CU or its authorized representatives in China jeopardizes CIBT's accreditation and license status, reputation, or would result in a violation of the laws of the People's Republic of China.

10.4 Termination for Breach. Either party may terminate the Program if the other party breaches a material term of this Agreement and the breaching party fails to cure the breach within 45 days after receiving notice of such breach.

10.5 Force Majeure. No party will be deemed to be in breach of this Agreement for the purpose of section 10 if performance of its obligations (except for those obligations to make monetary payments), or attempts to cure any breach are delayed or prevented, by reason of any act of God, fire, natural disaster, accident, act of government, labor difficulty, sabotage, failure of suppliers or subcontractors, unavailability of material or supplies or any other cause beyond the control of such party ("Force Majeure"), provided that such party gives the other party written notice promptly and further provided that the other party may terminate the Program without further liability in the event of a Force Majeure in excess of 6 months' duration. In the event of a Force Majeure of less than six (6) months' duration, the time for performance or cure will be extended for a period equal to the duration of the delay caused by the Force Majeure.

11. Post-Termination/Post-Expiration Obligations.

If this Agreement is terminated for any reason, the parties agree as follows:

11.1 Operation for Benefit of Program Students. The parties shall fully cooperate with each other to enable CU to provide all necessary educational and other services sufficient to allow every then current Program Student, at the time that the Program is terminated, to timely complete the requirements of the Program and receive a CU diploma, consistent with CU's policies, procedures, and delivery format prior to termination. CU may elect to provide a portion of the Program through its remote or distance learning programs in consultation with CIBT.

11.2 Termination of License. CIBT shall immediately discontinue the use of the Licensed Marks and CU's teaching materials, publications and programs, and shall immediately return to CU all materials in its possession with the Licensed Marks and shall remove any signage referencing CU at any facility or other site used for the Program, except as necessary to fulfill obligations set forth in Section 11.1.

11.3 Rights Upon Termination. The parties shall retain all rights and remedies under this Agreement upon a termination of the Program. Without limiting the generality of the foregoing, CU shall be entitled to enter upon the premises of any facilities used for the Program to take possession of CU property.

12. Dispute Resolution.

12.1 Negotiation. The parties will attempt to resolve all disputes related to this Agreement by negotiation. In the event negotiation, with a mediator if necessary, fails, the parties shall submit the dispute to binding arbitration.

12.2 Submission; Selection of Arbitrator(s). Any dispute related to this Agreement shall be determined by binding arbitration administrated by the International Center for Dispute Resolution, the international division of the American Arbitration Association. Unless the parties agree on the identity of a single arbitrator within thirty (30) days of a demand for arbitration, each party shall designate its own arbitrator. The two arbitrators so named shall select the third arbitrator who shall be the Chairperson of the arbitration panel.

12.3 Location and Date. The arbitration hearing shall take place at a location to be determined by the arbitrators in a country which is signatory to the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards. The arbitration shall commence at the time ordered by the arbitrators but no later than 120 days following selection of the arbitrators.

12.4 English Language Proceedings. The parties agree that English shall be the language of the arbitration proceedings. English shall be the working language of each arbitrator.

12.5 Remedies and Currency for Awards. CIBT acknowledges that disclosure of any confidential information or breach or threatened breach of any of the nondisclosure and non-competition covenants or other agreements contained herein would give rise to irreparable injury to CU, which injury would be inadequately compensable in money damages. Accordingly, CIBT agrees CU may seek and obtain injunctive relief from the breach or threatened breach of this Agreement, in addition to and not in limitation of any other legal remedies which may be available. If an arbitration award provides for the payment of money, it shall be expressed in U.S. Dollars.

13. Miscellaneous Provisions.

13.1 Independent Contractors. The parties agree that their relationship is that of independent contractors and not partners, joint venturers or employer-employee. Each party shall be responsible for payment of its own taxes for any amounts retained or received according to or in connection with the Agreement including, without limitation, taxes measured by or upon gross or net income or business activity, withholding tax, or taxes with respect to any of its employees. Each party shall also be responsible for any insurance costs and other expenses associated with their respective operations. No agent, subcontractor or employee of one party shall be deemed to be the agent, subcontractor or employee of the other party.

13.2 CIBT and CIBT Sub Obligations. All obligations of CIBT and CIBT Sub shall be joint and several obligations of each.

13.3 Assignment. Neither party shall assign this Agreement or any of its rights and obligations without the express written consent of the other party.

13.4 Notice. All notices or other communications pursuant to or contemplated by this Agreement ("notices") shall be in writing and may be personally delivered, sent by overnight courier, email, facsimile or by certified or registered mail to the party's address set forth below.

If to: CU	Dr. W. Michael Easton President City University 11900 NE First Street Bellevue, Washington 98005 USA measton@cityu.edu

With a copy to:	Dr. Fernando Leon Garcia Executive VP of Academic Affairs City University 11900 NE First Street Bellevue, Washington 98005 USA fleon@cityu.edu
And to:	Randy J. Aliment, Esq. Williams, Kastner & Gibbs PLLC 601 Union Street, Suite 4100 Seattle, Washington 98101 USA raliment@wkg.com

If to CIBT: **If to CIBT Sub:**	Mr. Toby Chu CEO CIBT School of Business and Technology Corp. 1200-777 West Broadway, Vancouver, British Columbia Canada V5Z4J7 Mr. Charles Chen President CIBT School of Business 100 Ping Le Yuan Chao Yung District Beijing, 100022 People's Republic of China

13.5 Waiver. A party's failure to insist on strict compliance with or to enforce any provision of this Agreement shall not affect enforceability or constitute a waiver of future enforcement of that provision or of any other provision of this Agreement.

13.6 Entire Agreement. This Agreement sets forth the entire agreement of the parties and fully supersedes any and all prior understandings, whether written or oral, between the parties.

13.7 Severability. The unenforceability of any provision in the Agreement shall not affect the enforceability of any other provision.

13.8 Headings. Section headings are for convenience of reference only and shall not affect the meaning of any provision herein.

13.9 Governing Law. Interpretation and performance of this Agreement shall be governed by the laws of the State of Washington, United States of America.

13.10 Counterparts. This Agreement may be executed in counterparts.

Attachments:

Schedule 1.6	Faculty Recruitment Policies and Procedures
Schedule 2.1	English Language Proficiency Policy
Schedule 3.2	Tuition and Fees
Schedule 5.1	Annual Financial Plan
Schedule 5.2.2	Annual Fee Schedule for General MBA Program
Schedule 9	City University Trademarks, Service Marks, Logos

CITY UNIVERSITY,
A Washington nonprofit corporation

By Dr. W. Michael Easton
Its President

CIBT School of Business & Technology Corp.,
A Canadian corporation

By Mr. Toby Chu
Its CEO

CIBT School of Business,
A Chinese company

By Mr. Charles Chen
Its President

CITY UNIVERSITY,
A Washington nonprofit corporation

By Dr. W. Michael Easton
Its President

CIBT School of Business & Technology Corp.,
A Canadian corporation

By Mr. Toby Chu
Its CEO

CIBT School of Business,
A Chinese company

By Mr. Charles Chen
Its President

Schedule 1.6
CITY UNIVERSITY LOCAL FACULTY RECRUITMENT POLICIES AND PROCEDURES

The CIBT will work with the City University Academic Affairs Representative in China to recruit qualified, locally-based instructors.

Applicants for teaching positions should:

1. Submit a detailed CV and request an interview with the City University Academic Affairs Representative in China or authorized representative.
2. Submit legalized copies of diploma and/or transcripts.
3. Complete a Faculty Application Package.
4. Participate in the next available New Faculty Workshop.
5. Deliver a teaching demonstration.

Faculty Nominations

Instructors are assigned by the City University Academic Affairs Representative in China to teach specific courses based on their expertise and availability. The City University Academic Affairs Representative in China will work closely with local staff to fill each position.

All instructors are City University adjuncts and will be provided with contracts through the regional office in the People's Republic of China.

Evaluation of Instructors

At the end of each course the City University Academic Affairs Representative in China will administer the Student Evaluation of Instructor ("SIRI") to evaluate a teacher's performance in presenting the course. The forms are completed in the absence of the teacher and should be posted to CU's International Academic Coordinator.

The SIRI reports are processed by CU's Bellevue office and shared with the Director of the Center of Excellence in Learning and Teaching and the appropriate CU School of Management Senior Faculty member. An original report will be provided to the instructor.

Schedule 2.1

ENGLISH LANGUAGE PROFICIENCY REQUIREMENTS

To enter the City University's **English as a Second Language program**, students without a current TOEFL score will be required to take the City University institutional English language placement exam prior to enrollment.

Except for the English as a Second Language program, all incoming students must demonstrate a college-level proficiency in English.

Undergraduate Degree or Certificate Programs

College-level English proficiency for undergraduate degree or certificate programs (classroom or individual distance learning delivery modes) can be demonstrated by:

1. submitting proof of having graduated from a high school in an English speaking country where the language of instruction was English, or

2. submitting proof that the student has earned at least 45 quarter degree credits (or 30 semester degree credits) at an accredited or City University-recognized college in an English speaking country where the language of instruction was English, and made satisfactory progress (cumulative GPA 2.0), or

3. having successfully completed level 6 of City University's ESL program (or the appropriate level of a **City University-recognized ESL program** , or

4. submitting proof of a minimum TOEFL score of at least 540 (Computer-Based TOEFL 207) taken within the preceding 24 months, or

5. one of the following test scores, taken within the preceding 24 months.

- University of Cambridge ESOL (English for Speakers of Other Languages) Exams C1 ALTE (Association of Language Testing in Europe) Level 4
- IELTS (International English Language Testing System) "Band 6"
- ELPT (English Language Proficiency Test) Listening Level H and Reading Level H
- Accuplacer Reading Comprehension 80 and Sentence Skills 84

Regular Graduate Degree or Certificate Programs*

College-level English proficiency for regular graduate degree or certificate programs (classroom or individual distance learning delivery modes) may be demonstrated by:

1. submitting proof that the student has a bachelor's degree from an accredited or City University-recognized college in an English speaking country where the language of instruction was English and has a cumulative GPA of at least 2.0, or

2. submitting proof of a minimum TOEFL (Test of English as a Foreign Language) score of at least 567 (Computer-based TOEFL 227) taken within the preceding 24 months, or

3. one of the following test scores, taken within the preceding 24 months.

- University of Cambridge ESOL (English for Speakers of Other Languages) Exams C2 ALTE (Association of Language Testing in Europe) Level 5
- IELTS (International English Language Testing System) "Band 7"
- ACCUPLACER Reading Comprehension 90 and Sentence Skills 94**

*Individual graduate schools may have additional application requirements.

Language Assisted Graduate Degree or Certificate Programs*

College-level English proficiency for language assisted graduate degree or certificate programs may be demonstrated by:

1. submitting proof that the student has a bachelor's degree from an accredited or City University-recognized college in an English speaking country where the language of instruction was English, or

2. having successfully completed Level 6 of City University's ESL program (or the appropriate level of a City University-recognized ESL program), or

3. submitting proof of a minimum TOEFL score of at least 540 (Computer-based TOEFL 207) taken within the preceding 24 months, or

4. one of the following test scores, taken within the preceding 24 months.

- University of Cambridge ESOL (English for Speakers of Other Languages) Exams C2 ALTE (Association of Language Testing in Europe) Level 5
- IELTS (International English Language Testing System) "Band 7"
- ACCUPLACER Reading Comprehension 104 and Sentence Skills 108

* Individual graduate schools may have additional application requirements.

** Students with these scores will be accepted provisionally contingent upon the successful completion of their first two courses taught by CU faculty in English with a grade of 3.0 or higher.

City University recognized ESL programs (Equivalency of City University's ESL level 6)

ESL Language Centers USA	Level 112
Vancouver English Centers Canada	Writing 3
YMCA International College (Vancouver, B.C.)	Level 7 Academic Reading and Writing

Note: English speaking countries are defined as the United States, Canada, United Kingdom, Ireland, Australia and New Zealand exclusively.

Schedule 3.2
TUITION AND FEES
Beijing, the People's Republic of China

MBA Tuition per Course	$639.00 per 3 credit graduate course ($213.00 per credit hour)
Application fee MBA	$80.00
Graduation fee	$100.00
English Language Proficiency Fee	Variable depending upon test administered

Tuition and fees shown above are for June 1, 2004– May 31, 2005. Tuition and fees may change from year to year subject to mutual agreement by CIBT and CU.

(All sums are in United States dollars)

CIBT will be financially responsible for travel costs of each CU instructor to and in China, as follows:

Airfare: CU will book flights and CIBT shall reimburse CU up to US$1,000 for airfare per instructor, provided that CIBT shall reimburse in excess of $1,000 for higher fares due to peak season or the emergency replacement of an instructor. Airfare reimbursement in excess of US$1,000 during normal season will require prior written approval by CIBT.
Hotel: CIBT shall pay for four-star hotel accommodations for up to five consecutive days per instructor per trip for a single launch and 11 consecutive days per instructor per trip for a double launch.
Meals: CIBT shall provide the RMB equivalent of $40 per day per instructor for meals to be spent at the discretion of the instructor.
In-China transportation: CIBT shall pay all airport transfer costs and transportation to and from the teaching facility.
Miscellaneous expenses: CIBT shall provide each instructor $100 per week.

Wire Transfers to City University:

Columbia Bank
West Meeker Street
Kent, WA 98032
USA
Account Name: City University, General Account
Account # 7000330956
ABA # 125108272

CU will reimburse CIBT for reasonable charges for particular services rendered at the request or with the prior written approval of CU. All such charges should be clearly identified as to purpose and identity of person incurring the charge. In order to assure reimbursement, CU urges CIBT to seek written approval before such charges are incurred.

Wire Transfers to CIBT:
Bank of Montreal
595 Burrard Street
Vancouver, B.C., Canada
V7X 1L7
Account Beneficiary: Capital Alliance Group Inc.
Routing (ABA) Number: 026005092
Bank Swiftcode: PNBPUS3NNYC
Transit #: 0004
Account #: 4677-450

Schedule 5.1

ANNUAL FINANCIAL PLAN

Beijing, People's Republic of China

Schedule 5.2.2
ANNUAL FEE SCHEDULE FOR GENERAL MBA PROGRAM
Beijing, People's Republic of China

Payment Obligation: CIBT to CU

A. CU Faculty Taught Courses 1/1/05 – 5/31/05

CIBT shall pay compensation to CU equal to 50% of tuition revenues for CU courses offered by CIBT for all enrollments taught by CU Faculty:

Per graduate course per student:	\$639.00 x 50%= \$319.50

CIBT shall pay to CU 50% of any interest collected from students for delinquent payments

B. Marketing Expenses

CIBT agrees to continue using 10% of CIBT's administrative and marketing fee from CU's programs for marketing and expansion of CIBT/CU programs in Beijing.

It is important that CIBT show on a quarterly basis in summary how the 10 percent for marketing was used so CU can help CIBT identify ways in which CU can be of greater assistance as possible to the CIBT marketing efforts.

C. BJUT/CIBT Courses

CIBT shall retain all revenues from BJUT/CIBT courses.

CU shall retain 100% of application fees and graduation fees. All other fees shall be shared per prior written agreement of parties.

Sums that are not paid when due shall be considered delinquent. Interest shall accrue on any delinquent sums at a rate of 12% per annum.

Schedule 9
CITY UNIVERSITY TRADEMARKS, SERVICE MARKS AND LOGOS

1. CITY UNIVERSITY:

CITY UNIVERSITY

2. "CITY COLLEGE" SEAL WITH BOAT IN FOREGROUND:

3. "CITY COLLEGE" SEAL WITHOUT BOAT IN FOREGROUND:

4. CHANGE YOUR LIFE FOR GOOD. This registered trademark provides protection in any type of font or style of lettering.

5. "CITY UNIVERSITY" SEALS.

CITY UNIVERSITY

6. **DOMAIN NAMES:**

cityu.edu; city-u-online.com; city-u-online.net; city-university-online.com; city-university-online.net; cityu-online.biz; cityu-online.com; cityu-online.net; cityu-online.org; cityuniversityonline.biz; cityuonline.biz; cityuonline.com; cityuonline.org; cuol.biz